82-3936

Phoenix Canada Oil Company Limited

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

[redacted]

09046225

PRESS RELEASE

E:

SUBJECT: **Phoenix Canada Oil Files International Patent Pending on Synthetic Liquid Fuel Technology**

SUPPL

Toronto: 12 May 2009 - **Phoenix Canada Oil Company Limited** (TSXV: **PCO** & OTC BB: **PHXCF**) reports that it has filed under international Patent Cooperation Treaty (PCT) rules to extend its U.S. provisional patent pending on its synthetic liquid hydrocarbon fuel, or synfuel, technology. The PCT filing covers the patenting process for the Company's proprietary liquid synfuels, produced from hydrogen and carbon feedstocks, in the world's largest industrial economies, most of which have limited or depleting domestic energy resources.

Phoenix says that its proprietary liquid synfuel technology is designed for conventional transportation applications. The synfuel production process combines diverse sources of hydrogen with carbon to produce conventional liquid fuels ranging from light-end jet fuels and kerosene to heavy-end diesel products. The established wholesale and retail liquid fuel distribution infrastructure is maintained intact, and no changes are required for applications employing all conventional transportation equipment and systems. Synfuel production and combustion is environmentally positive and can result in the replacement or elimination of substantial crude oil refinery capacity and pollution. Carbon dioxide emissions from North American coal power plants now total over 2 billion tons annually, with each ton containing about 660 pounds of capturable carbon. Carbon Capture and Storage (CCS) programs may be replaced by the lower cost Phoenix Carbon Capture and Recycle (CCR) technologies.

Phoenix Canada Oil plans for a leading role in the future "Hydrogen Economy" -- following the milestone grant of U.S. Patent 7,122,171 in October 2006. Phoenix, through its U.S. unit, Phoenix International Energy Inc., holds worldwide exclusivity for the innovative, proprietary hydrogen gas generation system maintained under a long term Technology License Agreement with a major U.S. research university. The intellectual property rights are held for a period of 20 years beyond the 17-year term of the last patent issued under the accord. The U.S. Patent issue confirms that the rigorous pre-patent examination process has disclosed no "prior art" that conflicts with the Company's proprietary "foundation" technology covering the light-powered generation of hydrogen gas from an ordinary water feedstock.

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For further information -- Contact:
S. Donald Moore; President & CEO
T. 416.368.4440 & E. phoenix@atlantor.com

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